SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)1

Apollo Strategic Growth Capital

(Name of Issuer)

Class A ordinary share, $0.00005 par value

(Title of Class of Securities)

G0411R106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0411R106	13G	Page 2 of 6 Pages

(1)	Names Of Reporting Persons Public Sector Pension Investment Board
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship Or Place Of Organization Canada

Number Of Shares Beneficially Owned By Each Reporting Person With:	(5)	Sole Voting Power 2,833,333
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,833,333
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person 2,833,333
(10)	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent Of Class Represented By Amount In Row (9) 3.4% *
(12)	Type Of Reporting Person (See Instructions) FI

*

The percentage of the class was calculated in accordance with § 240.13d-3, assuming the warrants owned by the investor were converted into Class A ordinary shares and is based on 81,681,000 Class A ordinary shares that were issued and outstanding, as reported in the Issuer’s 10-Q Report filed on November 29, 2021.

CUSIP No. G0411R106	13G	Page 3 of 6 Pages

Item 1 (a).	Name of Issuer:

Apollo Strategic Growth Capital

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

9 West 57th Street, 43rd Floor

New York, NY 10019

Item 2(a).	Name of Person Filing:

Public Sector Pension Investment Board

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

1250 Rene-Levesque West,

Suite 1400, Montreal, Quebec, H3B 5E9 Canada

Item 2 (c).	Citizenship:

Canada

Item 2 (d).	Title of Class of Securities:

Class A ordinary share, $0.00005 par value

Item 2 (e).	CUSIP Number:

G0411R106

CUSIP No. G0411R106	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company, in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Pension investment manager subject to the Public Sector Pension Investment Board Act, an Act of the Parliament of Canada, and the regulations made thereunder.

CUSIP No. G0411R106	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:                                                2,833,333

(b) Percent of Class:                                                                            3.4%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:                            2,833,333

(ii) Shared power to vote or direct the vote:                                     0

(iii) Sole power to dispose or direct the disposition of:      2,833,333

(iv) Shared power to dispose or direct the disposition of:                0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

CUSIP No. G0411R106	13G	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a pension investment manager subject to the Public Sector Pension Investment Board Act, an Act of the Parliament of Canada, and the regulations made thereunder, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14th, 2022

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Martine Vanasse
Name: Martine Vanasse Title: Managing Director and Chief Compliance Officer